UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: March 2009
Commission File Number: 000-50393
BELLUS Health Inc.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F ☐
Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Exhibits Index
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 26, 2009	BELLUS Health Inc.
	By:	/s/ David Skinner
David Skinner
Vice President, General Counsel and Corporate Secretary

The Management’s Discussion and Analysis, the audited Consolidated Financial Statements of BELLUS Health Inc. (formerly Neurochem Inc., the “Registrant”) for the years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008, the Registrant’s Annual Information Form for the fiscal year ended December 31, 2008, and the Consent of KPMG LLP dated March 24, 2009, submitted by the Registrant with this report on Form 6-K are hereby incorporated by reference into, and as an exhibit to, the Registrant’s registration statement on Form F-10 (SEC Reg. No. 333-142770).

Exhibits Index

99.1	Management’s Discussion and Analysis

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008

99.3	Annual Information Form for the fiscal year ended December 31, 2008

99.4	Consent of KPMG, dated March 24, 2009

99.5	Certification of Annual Filings by Dr. Francesco Bellini, Chairman of the Board and Chief Executive Officer

99.6	Certification of Annual Filings by Mariano Rodriguez, President and Chief Financial Officer